*KH 4/4

[redacted]

12013893

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 14 2012 WASHINGTON DC SECTION

SEC FILE NUMBER
8- 67544

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CICC US Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28th Floor, 350 Park Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Lanlan Zhang — (212) 201-5357
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ms. Lanlan Zhang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CICC US Securities, Inc. and subsidiary, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kinfai Lo
Notary Public, State of New York
Registration #01LO5026774
Qualified In Kings County
My Commission Expires April 25, 2014

Zhang Lanlan
Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

CICC US SECURITIES, INC.

(SEC I.D. NO. 8-67544)

CONSOLIDATED
STATEMENT OF FINANCIAL CONDITION AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

DECEMBER 31, 2011

Filed in accordance with Rule 17a-5(e) (3)

under the Securities Exchange Act of 1934

as a Public Document

CICC US SECURITIES, INC.

Audited Consolidated Statement of Financial Condition

December 31, 2011

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Consolidated Statement of Financial Condition	2
Notes to Consolidated Financial Statements	3-8
Independent Auditors' Report on Internal Control	9-10

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
CICC US Securities, Inc.:

We have audited the accompanying consolidated statement of financial condition of CICC US Securities, Inc. and subsidiary (the "Company") as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of CICC US Securities, Inc. and subsidiary as of December 31, 2011 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 7, 2012

CICC US SECURITIES, INC.

Consolidated Statement of Financial Condition

December 31, 2011

Assets:		
Cash	$	2,340,202
Short term cash investments		13,422,985
Deposit with clearing organization		100,444
Receivable from clearing organization		4,729,363
Due from Parent		49,127
Due from affiliates		2,146,251
Improvements, equipment and furniture - at cost less accumulated depreciation and amortization of $2,500,224		2,526,878
Other assets, including prepaid income taxes of $10,100		452,009
Total assets	$	25,767,259
Liabilities:		
Accrued compensation and benefits	$	2,691,963
Accrued expenses and other liabilities		841,212
Due to affiliate		22,154
Total liabilities		3,555,329
Stockholder's equity		22,211,930
Total liabilities and stockholder's equity	$	25,767,259

See accompanying notes to consolidated statement of financial condition

(1) Organization

CICC US Securities, Inc. (the "Company") is a wholly owned subsidiary of China International Capital Corporation (USA) Holdings, Inc. (the "Parent"), and it was incorporated on August 25, 2005. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of Financial Industry Regulatory Authority. On October 31, 2011, the Company voluntarily surrendered its securities broker license previously held at the Securities and Futures Commission of Hong Kong (the "SFC") in connection with a business restructuring. The Parent is incorporated in the state of Delaware and is a holding company with no business operations. The Company and its Parent are wholly owned subsidiaries of China International Capital Corporation (Hong Kong) Limited ("CICC HK") which is incorporated in the Hong Kong Special Administrative Region. The ultimate holding company China International Capital Corporation Limited ("CICC") is an investment bank incorporated in the People's Republic of China and licensed by the Chinese Securities Regulatory Commission (the "CSRC").

The Company has a wholly owned subsidiary, CICC US Securities (Hong Kong) Limited ("CICC USS HK"), which was incorporated on October 11, 2010 in Hong Kong. CICC USS HK, a SFC licensed corporation, will carry on regulated activities in Hong Kong.

The sole ownership of the Company was transferred from China International Capital Corporation Hong Kong Securities Limited ("CICC HKS") to the Parent on February 14, 2011.

The Company's principal line of business is providing brokerage services related to securities listed on the Hong Kong Stock Exchange and the exchanges in the United States to institutional investors located in the United States.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated statement of financial condition has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(b) Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, CICC USS HK. All material intercompany balances and transactions have been eliminated.

(c) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

(d) Securities Transactions

The Company has a clearing agreement with a financial institution whereby the financial institution clears transactions for the Company and its customers and carries such accounts on a fully disclosed

basis as customers of the financial institution. Accordingly, the Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

Securities transactions are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded net on the consolidated statement of financial condition.

(e) ***Cash and Cash Equivalents***

Short term cash investments which have a maturity of ninety days or less are considered cash equivalents on the consolidated statement of financial condition.

(f) ***Improvements, Equipment and Furniture and Depreciation***

Improvements, equipment and furniture are carried at cost less accumulated depreciation.

(g) ***Phantom Equity Compensation Plan***

The Company accounts for a cash-settled phantom equity compensation plan of an affiliate covering certain of its employees as liabilities. The liability is recognized over the relevant vesting period and is revalued at each reporting date and on settlement.

(h) ***Income Taxes***

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

Accounting Standards Codification (ASC) 740-10 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2011. Further, as of December 31, 2011, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns.

(i) ***Estimates***

The preparation of the consolidated financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

(Continued)

assets and liabilities at the date of the financial statement. Accordingly, actual results could differ from those estimates.

(3) Deposit with Clearing Organization

Pursuant to an agreement, the Company is required to maintain a deposit with its clearing organization. As of December 31, 2011, the deposit was maintained in a non-interest bearing deposit account with this financial institution.

(4) Receivable from Clearing Organization

Receivable from clearing organization consists primarily of cash and equivalent balances maintained by the Company with this financial institution to cover its securities transactions.

(5) Improvements, Equipment and Furniture

Improvements, equipment and furniture consist of

Improvements	$	2,165,009
Equipment		2,498,741
Furniture		363,352
Total improvements, equipment, and furniture		5,027,102
Accumulated depreciation		(2,500,224)
Total	$	2,526,878

(6) Related Party Transactions

The Company performs certain services related to clients of its affiliate, CICC HKS. In addition, CICC HKS provides, among other services, execution and research functions for certain brokerage activities conducted by the Company.

Due from CICC HKS and affiliates of $2,146,251 as of December 31, 2011 represents the balance due to the Company related to the above matters.

CICC has a cash-settled phantom equity compensation plan. As a member entity of the group, this plan covers certain employees of the Company. The plan is a long term staff incentive arrangement, the purpose of which is to link the value of the phantom equity units granted to selected employees to the performance of the CICC group. The plan provides for participants to be rewarded in cash by reference to the growth in value of the phantom equity units. The phantom equity units expire in December 2012 and become fully vested after a three year term. Upon vesting and up until the expiration of the phantom equity units, exercise may take place during periods specified in the plan. The consolidated statement of financial condition includes an accrued compensation liability of approximately $2,691,963.

(Continued)

(7) Income Taxes

The tax effects of temporary differences that gave rise to the deferred income tax asset are as follows:

Net operating loss carryovers	$	6,296,000
Depreciation and amortization		(208,000)
Accrued compensation and benefits		1,012,000
other liabilities		154,000
Less valuation allowance		(7,254,000)
Total deferred income tax asset	$	-

At December 31, 2011, the Company's deferred income tax asset is fully offset by a valuation allowance. The Company will continue to assess the valuation allowance and, to the extent it is determined that such an allowance is no longer required, the tax benefit of the remaining deferred income tax asset will be recognized in the future.

(8) Risks and Uncertainties

(a) Credit Risks

The Company maintains certain of its cash balances with financial institutions in excess of insured limits. The Company does not anticipate nonperformance by the financial institutions.

The Company is engaged in various types of brokerage activities servicing institutional investors. Customers' securities transactions are cleared through a financial institution on a fully disclosed basis. These activities may expose the Company to off balance sheet risk in the event the customers are unable to fulfill their contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile markets which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and the financial institution provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Management monitors information it receives from the financial institution on a daily basis and continually evaluates the financial condition and credit standing of its customers to reduce the risk of loss.

(b) Other

The Company maintains certain cash and equivalent balances, denominated in a foreign currency, with a clearing organization to cover its securities transactions. Changes in the relationship of this foreign currency to the U.S. dollar may affect the balances held by the Company with this financial institution.

(9) Employee Benefit Plan

The Company has a savings incentive plan covering substantially all employees. The plan provides for the Company to make certain contributions without regard to its current or accumulated profits (losses) and to make other discretionary contributions as determined by management.

(10) Lease Commitment

The Company leases office premises under a non-cancelable operating lease which expires in February 2016. This lease contains, among other terms and conditions, an agreement for the Company to acquire additional space from the landlord beginning in December 2012. In addition, the Company rents office premises from CICC HKS pursuant to a month-to-month arrangement.

Future minimum base rental payments on the non-cancelable lease are as follows

Year ending December 31:		
2012	$	1,003,620
2013		1,038,438
2014		1,044,100
2015		1,044,100
2016		174,017
	$	4,304,275

(11) Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of the greater of minimum net capital of $250,000 or 2% of combined aggregate debit items. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

The Company does not carry any customer accounts and is generally exempt from SEC rule 15c3-3 because most customer transactions are cleared through its clearing organization.

(12) Going Concern

The Company has been supported by CICC HK on an as-need basis. CICC HK has confirmed to the Company that it will provide financial support sufficient for the Company to satisfy its obligations arising from operations incurred in the ordinary course as they come due until at least January 1, 2013, and will satisfy, on a timely basis all liabilities and obligations arising from operations incurred in the ordinary course of the Company that the Company is unable to satisfy when due from the date of this report, through and including January 1, 2013.

(13) Subsequent Events

The Company has performed a review of subsequent events through March 7, 2012, the date the financial statements were available to be issued and concluded that there were no events or transactions that occurred during this period that required recognition or disclosure.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

Board of Directors and Stockholder
CICC US Securities, Inc:

In planning and performing our audit of the consolidated financial statements of CICC US Securities, Inc. and subsidiary (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Stockholder, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 7, 2012